Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Bank of America Corp (BAC)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 7451, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Bank of America Corp

Vote Yes: Item #9

Climate Transition Plan

Annual Meeting: April 25, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Bank of America issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies to be implemented, reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

SUMMARY

The banking sector has a critical role to play in achieving global net zero by 2050 goals. The Net Zero Banking Alliance (“NZBA”) notes that 40 percent of global banking assets have committed to aligning their lending and investment portfolios with net zero by 2050 goals.1 Bank of America (“BofA”), a NZBA member and the fourth largest global lender and underwriter of fossil fuels, has announced its commitment to achieve net zero emissions from its financing activities by 2050,2 and to set 2030 emission reduction targets for the energy, power production, and automobile sectors of its portfolio.3

Having set those targets, investors now ask BofA to disclose a Climate Transition Plan outlining how it plans to achieve its 2030 reduction goal. A Climate Transition Plan demonstrates to capital markets and stakeholders that the Company has a forward-looking plan, with milestones and timelines, for achieving its reduction goals. Such a plan also helps reduce public concern about greenwashing that is growing around banks’ net zero targets.4,5 As the World Resources Institute notes, “We can no longer rely on science-based target setting as our only indicator of progress.” 6 Investors seek to understand the Company’s plan of action to achieve those goals.

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1 https://www.unepfi.org/net-zero-banking/

2 https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/02/bank-of-america-announces-actions-to-achieve-net-zero-greenhouse.html

3 https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf, p.8

4 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/banks-face-mounting-risk-of-fines-regulatory-probes-over-sustainability-claims-74385257

5 https://rmi.org/navigating-financial-industry-blurred-lines-between-climate-commitments-and-greenwash/

6 https://www.wri.org/insights/rising-bar-corporate-climate-action

2023 Proxy Memo Bank of America Corp | Climate Transition Plan

SUMMARY OF ARGUMENT

1.	What is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving the Company’s stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for the Company to deliver on its decarbonization targets.

2.	What are best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. The general framework is that such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward-looking, (4) is time bound and quantitative, (5) is flexible and responsive, and (6) is complete.7

3.	Bank of America’s current level of disclosure cannot be considered a Climate Transition Plan.

Merely identifying a to-do list of general future actions across a range of issue areas is insufficient to give investors’ confidence that Bank of America has a plan for achieving its 2030 greenhouse gas reduction targets. The various documents Bank of America cites as providing an adequate Climate Transition Plan for its financed emissions do not serve to create clarity or accountability for investors or provide a forward-looking plan such that investors can understand that Bank of America has a strategy for how its actions will contribute to achieving its target.

DISCUSSION

1.	What is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving its stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for a company to deliver on its decarbonization targets.

CDP defines a Climate Transition Plan as a time bound action plan that outlines how an organization will pivot its existing assets, operations, and business model toward a trajectory aligned with climate science recommendations.8 Such plans are not only a framework to equip corporate planning, they “share key details of those plans with companies’ stakeholders.”9 CDP notes that plans should provide this information in a non-technical, easily-digestible way.

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7 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

8 https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309, p.7

9 https://www.wemeanbusinesscoalition.org/blog/climate-transition-action-plans-activate-your-journey-to-climate-leadership/; https://www.wemeanbusinesscoalition.org/

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2023 Proxy Memo Bank of America Corp | Climate Transition Plan

The Glasgow Financial Alliance for Net Zero (“GFANZ”) notes that:

Net-zero transition plans are foundational to operationalizing commitments and demonstrating the credibility of a financial institution’s net-zero pledge. It provides that a transition plan is both a strategic planning tool and a practical action plan . . . A transition plan supports accountability and signals to both internal and external audiences that an institution’s steps toward net zero are deliberate, transparent, and can be monitored.10

The CA100+’s Net Zero Company Benchmark specifically states that “for a decarbonisation strategy to be meaningful, it cannot just describe what the company plans to do – like switch to renewable energy or produce low carbon products – it must articulate how each part of the plan will contribute to the company achieving its targets.”11

In its recent draft Climate Disclosure Rule, the SEC underscores the importance of climate transition plans to investors by requiring that companies with targets or goals provide investors with, among other materials, information on how the registrant intends to meet its climate-related targets or goals.12 The SEC further recognizes an important point:

Some companies might establish climate-related goals or targets without yet knowing how they will achieve those goals. They might plan to develop their strategies over time, particularly as new technologies become available that might facilitate their achievement of their goals. The fact that a company has set a goal or target does not mean that it has a specific plan for how it will achieve those goals. What is important is that investors be informed of a registrant’s plans and progress wherever it is in the process of developing and implementing its plan.13 (emphasis added)

2.	What are the best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. The general framework is that such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward looking, (4) is time bound and quantitative, (5) is flexible and responsive, and (6) is complete.14

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10 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

11 https://www.climateaction100.org/news/describe-quantify-understanding-the-benchmarks-decarbonisation-strategy-indicator/

12 See https://www.sec.gov/files/33-11042-fact-sheet.pdf p.2; https://www.sec.gov/rules/proposed/2022/33-11042.pdf p.268-270

13 https://www.sec.gov/rules/proposed/2022/33-11042.pdf p.270

14 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

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2023 Proxy Memo Bank of America Corp | Climate Transition Plan

In addition to CDP’s best practices report, other organizations have released indicators relevant to bank Climate Transition Plans:

•	GFANZ, a global coalition of leading financial institutions committed to accelerating the decarbonization of the economy, has produced “Financial Institution Net-zero Transition Plans: Fundamentals, Recommendations, and Guidance”[15]

•	The Institutional Investors Group on Climate Change (“IIGCC”) and the Transition Pathway Initiative (“TPI”) have issued “An investor-led framework of pilot indicators to assess banks on the transition to net zero”[16]

While specific criteria may differ from bank to bank, the purpose of a Climate Transition Plan is that it be designed to provide information to investors and stakeholders on the likelihood of a bank achieving its greenhouse gas reduction targets through the outlined strategies, actions, milestones, and timelines. In short, that it describes a credible pathway for success.

BofA has not provided such a plan. As discussed below, the Company provides a menu of general actions, described across various documents, that it is undertaking or plans to undertake. A Climate Transition Plan, however, must be more than a random list of activities. Its purpose is to allow investors to make assessments as to the cohesiveness of its strategies and the likelihood that the described actions and milestones put the bank on track to achieve its stated 2030 goal. Such a plan also allows comparability with other banks’ transition progress, which is important to investors.

3.	Why Bank of America’s current level of disclosure is insufficient and cannot be considered a Climate Transition Plan.

The various documents BofA cites as providing an adequate Climate Transition Plan for its financed emissions do not serve to create clarity or accountability for investors. While the Company’s TCFD report outlines in significant detail the steps it has taken to measure its financed emissions and set 1.5oC aligned, 2030 intensity reduction targets for its auto, energy, and power generation businesses, it does not provide a plan for how it will achieve that target. Instead, it intermingles descriptions of target setting with general statements of activities toward achieving those targets.

BofA states that “Achieving the net zero commitment set forth in our Approach to Zero strategy and of the NZBA will require technological advances, clearly defined roadmaps for industry sectors, and better emissions data reporting.” The Proponent agrees. BofA further states that, “we believe that our targeted financing policies and practices, and the related risk management practices, align with our net zero commitments.” Investors seek a roadmap for how its policies come together into a timebound action plan, with accountable milestones, for achieving its 1.5oC 2030 target.

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15 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf

16 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf

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2023 Proxy Memo Bank of America Corp | Climate Transition Plan

TCFD Report.

BofA’s TCFD report states that, “as highlighted in our Approach to Zero, we recognize that to achieve our 2030 targets we will need to work with our clients to assist them in achieving their own Net Zero goals.”17 The TCFD report further notes that BofA will develop client engagement and client financing solutions; develop financing for low carbon industries and companies; and deploy $1 trillion to support a low-carbon economy.18 While these may be elements of a Climate Transition Plan, standing alone, such statements do not provide the clarity investors seek as to when BofA is likely to have developed such strategies, whether they will be sufficient to achieve its 2030 goals, whether they will apply across all relevant business lines, or what milestones investors should look toward to demonstrate the Company is on target to meet its goals. Essentially, based on the TCFD document, investors and other stakeholders cannot credibly determine if BofA has a plan for meeting its 2030 targets and, if not, when it is likely to have developed one, and whether that Climate Transition Plan appears designed to achieve the stated targets.

Approach to Net Zero Report.

Similarly, BofA’s Approach to Net Zero Transition report provides highly generalized action pillars, lists general proposed actions related to assisting client transition without timelines for achieving them, and provides a lengthy description of how it set its 2030 targets. The report further notes that:

We are developing tools and systems that leverage various data to create decision-useful metrics to inform our business strategy. This includes comprehensive systems that will enhance our ability to analyze and manage climate risk, fulfill regulatory and voluntary obligations, capitalize on business opportunities, inform client engagement and support achievement of our net zero commitment and milestone targets.19

Proponents support these steps but, standing alone, such statements do not constitute a plan for achieving BofA’s 2030 sectoral goals. Given current disclosures in the Approach to Net Zero Transition document, it is impossible to determine Bank of America’s overall strategy, what specific actions it is proposing, what general timeline is anticipated for implementation of such actions, and what reductions are likely to be achieved as a result of such actions.

ESRP

In its Environmental and Social Risk Policy, Bank of America states that its net zero goal will require technological advances, clearly defined roadmaps for industry sectors, public policies that improve cost of capital for a net zero transition, better emissions data reporting, and ongoing engagement with clients.20 It is unclear who is responsible for taking these actions but most, if not all, of these components suggest that they are outside of the Company’s control.

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17 https://about.bankofamerica.com/content/dam/about/pdfs/BOA_TCFD_2022%209-22-2022-VOX220929%20split%20paragraph%20Secured.pdf p.19

18 Ibid.

19 https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf p.5

20 https://about.bankofamerica.com/content/dam/about/pdfs/environmental-and-social-risk-policy-framework-report.pdf p.7

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2023 Proxy Memo Bank of America Corp | Climate Transition Plan

The Proponent recognizes that Bank of America’s plans for reaching its 2030 goals may be developing over time, but it also assumes that the Company currently has at least general strategies for achieving these goals. The Proposal, therefore, seeks information on the bank’s current plans and expectations, any timelines for such action, and likely reduction outcomes to be achieved over those stated timelines. Questions that a bank’s transition plan can answer and that are important to informed investor decision making include, for instance:

•	Overall, does BofA believe that emissions reductions will be achieved consistently, year-over-year, or are emissions reductions likely to scale over time, or will the majority of reductions be achieved closer to 2030?

•	Is the bank relying primarily on clients’ own greenhouse gas reductions to achieve its goals and, if so, has the company assessed the likely reductions to be achieved as a result of its clients’ current and planned transition plans?

There are many ways a bank can provide concrete indicators as to how its client engagement strategy and policies are leading to emissions reductions at the portfolio level. GFANZ explains that a central tenant of a decarbonization transition strategy will be banks asking for their clients to not only disclose their own emissions, which will greatly improve banks’ own access to portfolio emission data, but to also ask clients to release their own Climate Transition Plans.21 Danske Bank and NatWest have begun asking for transition plans from their oil and gas clients.22

•	If the bank does not believe current client action will be sufficient to meet its targets, is it creating internal guidelines to reduce emissions, such as encouraging bankers to increase low carbon business or decrease high carbon business and how or otherwise encourage or discourage customers’ high carbon actions and policies?

A necessary arm of client engagement is a clearly defined escalation strategy for when client and portfolio companies do not meet information disclosure or emission reduction expectations.23 As an example, Citigroup announced plans for a two-year period to assess and engage with its clients to determine whether they’re on a credible path to align with targets, whether they can come into alignment, or if internal bank actions may be necessary.24

•	What are the anticipated reductions associated with the bank’s current coal policy? When are they likely to be achieved? What are the anticipated reductions associated with the bank’s green financing policies? When are they likely to be achieved? What other policies, if any, are likely to be implemented?

•	If external government policies are necessary to achieve 2030 targets, has the bank taken action to ensure it and its trade associations are supporting climate regulations and not opposing them?

In sum, merely identifying a to-do list of general future actions is insufficient to give investors confidence that a bank’s greenhouse gas reduction targets will be met. Investors need to understand that Bank of America has a strategy for how its actions will contribute to achieving its target. This has not yet been provided.

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21 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf p.42

22 https://api.shareaction.org/resources/reports/Oil-Gas-Expansion-lose-lose.pdf p.9

23 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf p.43

24 https://www.sierraclub.org/press-releases/2022/01/citigroup-surpasses-peers-absolute-emissions-reduction-target-for-energy

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2023 Proxy Memo Bank of America Corp | Climate Transition Plan

RESPONSE TO BOARD’S OPPOSITION STATEMENT

The Board argues that it has already implemented the ask of this proposal. Yet, as discussed above, none of the documents cited by Bank of America’s Opposition Statement answers the central question of this shareholder proposal: how do the disparate and high-level actions it discusses across multiple reports add up to a Climate Transition Plan for meeting its 2030 greenhouse gas reduction goals?

The general discussions in Bank of America’s various documents do not provide sufficient information for investors to understand the scope of greenhouse gas emissions reductions to be achieved, by when, or how to measure Bank of America’s progress against its goal. This leaves investors in the dark on Bank of America’s current and future ability to achieve its 2030 emission reduction goal.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Bank of America currently does not have a Climate Transition Plan that demonstrates to investors that it has a credible plan toward operationalizing its greenhouse gas reduction goals and to which it can be held accountable to in reducing climate-related risk. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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